UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2014

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 26, 2014, announcing the pricing by STMicroelectronics of a US$1 billion dual-tranche offering of Convertible Bonds.

PR N° C2759C

Not for publication or distribution directly or indirectly, in whole or in part, in or into the United States, Australia, Canada, Japan or South Africa or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

This announcement is not an offer to sell or a solicitation to buy securities in any jurisdiction, including the United States, Australia, Canada, Japan or South Africa. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction.

STMicroelectronics prices a US$1 billion dual-tranche offering of Convertible Bonds

AMSTERDAM, June 26, 2014 -- STMicroelectronics NV (the “Company” or “STMicroelectronics”) announces the pricing of a US$1 billion offering of senior unsecured bonds (the “Bonds”) convertible into new or existing ordinary shares of STMicroelectronics (the “Shares”).

The Bonds will be issued in two tranches, one of US$600 million with a maturity of 5 years and one of US$400 million with a maturity of 7 years. The terms of the Bonds contain customary provisions which will allow the Company to satisfy conversion rights on the Bonds with a combination of cash, new shares and treasury shares, or cash or shares only. Proceeds from the issuance of the Bonds will be used by STMicroelectronics for general corporate purposes.

The Company also announced today the launch of a share buy-back program for the repurchase of up to twenty million ordinary shares, currently intended to meet the Company’s obligations in relation to its employee stock award plans.

Offering of Bonds

The Company will issue the two tranches of Bonds as follows:

•	The 5 year maturity Bonds will not bear interest.
•	The 7 year maturity Bonds will bear interest at an annual rate of 1.00%. Interest will be payable semi-annually in arrear.

The conversion prices for the Bonds are set:

•	In relation to the 5 year maturity Bonds, the initial conversion price has been set at US$11.9791 representing a premium of 30%; and
•	In relation to the 7 year maturity Bonds, the initial conversion price has been set at US$12.0712 representing a premium of 31%,

in each case over the volume-weighted average share price of STMicroelectronics Shares between launch and pricing on the Borsa Italiana on June 26, 2014.

Settlement of the Bonds is expected to take place on or about July 3, 2014.

Application will be made for the Bonds to be admitted to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange.

J.P. Morgan and BNP PARIBAS acted as Global Coordinators and Joint Bookrunners and Banca IMI, Morgan Stanley, Société Générale Corporate & Investment Banking and UniCredit acted as Joint Bookrunners in respect of the offering.

About STMicroelectronics
STMicroelectronics is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, STMicroelectronics is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, STMicroelectronics stands for life.augmented.

In 2013, the Company’s net revenues were US$8.08 billion. Further information on STMicroelectronics can be found at www.st.com.

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This announcement is not for publication or distribution, directly or indirectly, in or into the United States. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of an offer to sell securities or the solicitation of any offer to subscribe for or otherwise buy any securities to any person in the United States, Australia, Canada, Japan, South Africa or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered in the United States under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States unless registered under the Securities Act or offered in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, South Africa, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, South Africa, Canada or Japan. There will be no public offer of the securities in the United States, Australia, Canada, Japan or South Africa.

This announcement is addressed to, and directed in member states of the European Economic Area which have implemented the Prospectus Directive (the “Prospectus Directive”) at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (directive 2003/71/EC, as amended) (“qualified investors”). In addition, in the United Kingdom, this communication is directed only at qualified investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and qualified investors falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”), and (ii) to whom it may otherwise lawfully be communicated under the Order. This communication must not be acted on or relied on by persons who are not relevant persons in the United Kingdom or qualified investors as the case may be. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons or qualified investors as the case may be.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Persons considering making such investments should consult an authorised person specialising in advising on such investments. This announcement does not constitute a recommendation concerning the Bonds. The value of the Bonds can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the Bonds for the person concerned.

Each of the Managers is acting exclusively for the Company and no one else in connection with the offering and will not be responsible to any other person for providing the protections afforded to clients of such Manager respectively or for providing advice in relation to the offering, the Bonds or any other transaction, matter or arrangement referred to in this announcement.

Each of the Company, the Managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

In connection with the offering, the Managers and any of their affiliates, acting as investors for their own accounts, may subscribe for or purchase securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities and any other securities of the Company or related investments in connection with the Bonds, the Company or otherwise. Accordingly, references to the securities being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Managers and any of their respective affiliates acting as investors for their own accounts. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Managers or any of their respective directors, officers, employees, affiliates, advisers or agents accepts any responsibility, duty or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the Company, its other subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

For further information, please contact:

STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 27, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services